www.richmont-mines.com

RICHMONT

RICHMONT MINES INC.

REPORT TO THE SHAREHOLDERS

1

Three-Month Period Ended
March 31, 2006

For more information

Richmont Mines Inc.
1 Place-Ville-Marie
Suite 2130
Montreal, Quebec
Canada H3B 2C6

Telephone: (514) 397-1410
Fax: (514) 397-8620

info@richmont-mines.com

Listings: Toronto, AMEX

Ticker symbol: RIC

Management's DISCUSSION AND ANALYSIS
(All dollar figure are in Canadian dollars, unless otherwise stated)

MONTREAL, May 5, 2006 - The management of Richmont Mines Inc. ("Richmont Mines" or "the Company") wish, in this report, to outline the Company's highlights for the three-month period ended March 31, 2006. Equipped with adequate systems of internal controls, management is able to provide reasonable assurance that the financial information presented in this report is relevant and reliable. The financial information presented here has been prepared in accordance with Canadian generally accepted accounting principles (GAAP), and the currency employed, except where otherwise indicated, is the Canadian dollar. This report should be read in conjunction with Richmont Mines' 2005 annual report, the non-audited quarterly financial statements and the accompanying notes. The data on production are given according to the metric system, which is the method most commonly used in Canada. More information on Richmont Mines may be obtained from the Web sites of SEDAR (www.sedar.com) and the Company itself (www.richmont-mines.com). The following contains forward-looking information. See "Disclosure regarding forward-looking statements" on page 8.

Corporate profile - Strategy and objectives

As a gold producer, Richmont Mines focuses its activities on the exploration and development of advanced exploration properties and on the operation of underground gold mines. Its properties are located in the provinces of Quebec, Ontario, and Newfoundland and Labrador. The Company has two mines in operation, an advanced exploration project and several exploration properties, and it aims to enhance its level of production significantly during the coming years.

The Company plans to achieve its goal by optimizing the production of its current properties, continuing the development of its existing projects and acquiring new projects. In 2006, three gold-bearing deposits should be in operation. The Beaufor and East Amphi mines, located in Quebec, are already in operation and the Island Gold project, located in Ontario, is expected to be in production during the second half of the year.

In this way, not having any hedging contracts on gold and currency, Richmont Mines will take advantage of the favourable market conditions and as per its forecasts aims to return to profitability in 2006. The Company will maintain its current exploration programs in order to continue converting mineral resources into reserves, and it will launch other programs with the goal of identifying new resources on its other properties.

Highlights of the first quarter of 2006

  The East Amphi Mine was brought into commercial production in February;
  Investments of $4.3 million in the Island Gold property.

Summary of operating results for the three-month period ended March 31, 2006

Beaufor Mine

In the first quarter of 2006, 45,383 tonnes of ore at an average recovered grade of 5.73 g/t were processed, yielding 8,362 ounces of gold, which were sold at an average price of US$562. In 2005, 58,845 tonnes of ore at an average recovered grade of 6.41 g/t were processed, yielding 12,133 ounces of gold, which were sold at an average price of US$434.

Unlike the mining sequence usually used at the mine, in which two long-hole stopes are operated simultaneously, the tonnes mined in January 2006 came from a single stope. The production work done on the primary stope had to be suspended because of the discovery of an additional gold-bearing structure, for which additionnal development was needed. Despite the delay in the production schedule, this stope will yield about 40% more tonnes of ore in the coming months, compared with those that had been forecasted initially. This situation, coupled with lower grades, is primarily responsible for the increase in the production cash cost per ounce, which rose from US$334 in 2005 to US$600 in 2006.

02
MAY 5, 2006	RICHMONT MINES INC.

Management's DISCUSSION AND ANALYSIS
(All dollar figure are in Canadian dollars, unless otherwise stated)

Even though the results for the first quarter were lower than expectations for the Beaufor Mine, the amount of developed ore rose from 20,000 tonnes as at December 31, 2005, to approximately 60,000 tonnes as at March 31, 2006. Mine planning shows a major improvement of the situation during the second quarter, and the Company anticipates a significant decline in direct operating costs during the second half of the year.

For the first quarter of 2006, an amount of $404,723 was invested in the driving of 451 metres of drifts, sub-levels and crosscuts, and in the ramp being excavated below the lowest level accessible from the shaft; whereas in 2005, $563,807 was devoted to similar work, excluding the excavation of the ramp. In addition, an amount of $174,981 went to the completion of 2,789 metres of exploration drilling in 2006, compared with an amount of $200,692, while 3,043 metres were drilled during the same period in 2005.

DEVELOPMENT AND DRILLING COMPLETED AT THE BEAUFOR MINE (in metres)
First quarter	2006	2005

Drifts	142	389
Raises	212	83
Sub-levels	52	54
Ramp	45	-
Definition drilling	7,703	5,140
Exploration drilling	2,789	3,043

East Amphi Mine

The East Amphi Mine has been in production since February 1, 2006. During the first quarter of 2006, 33,063 tonnes of ore at an average recovered grade of 3.52 g/t were processed, yielding 3,746 ounces of gold, which were sold at an average price of US$562. Operation expenses totalled $2,274,355 for a production cash cost was US$528, which met the expectations for the first two months of production.

During the first quarter of 2005, Richmont Mines continued its advanced exploration project and invested an amount of $3,281,061 to complete development and exploration work on this property.

Island Gold Project

For the first quarter of 2006, $4,313,2961 was invested to pursue exploration at the Island Gold project. The ramp was extended by 156 metres and now reaches a vertical depth of 285 metres. In addition, 524 metres were excavated underground, notably raises, crosscuts and drifts. Moreover, 5,180 metres of exploration drilling were completed at the Island zone, as well as 1,683 metres at the adjacent Goudreau Zone. An updated account of the results of exploration will be available soon.

During the first quarter of 2005, Richmont Mines invested the amount of $1,794,945, which in particular enabled the Company to launch its advanced exploration program.

_______________________
1 In the financial statements for the period ended March 31, 2006, Richmont Mines completely consolidated the Island Gold project in conformance with Accounting Guideline 15, according to which a variable interest entity must consolidate its accounts if it expects to assume the majority of the forecast losses and/or to receive the majority of the residual returns of the variable interest entity (VIE). Since Richmont Mines holds a 55% share in this joint venture and its share of the earnings and/or losses will differ from the percentage that it owns, the Company is considered the primary beneficiary of the VIE.

03
MAY 5, 2006	RICHMONT MINES INC.

Management's DISCUSSION AND ANALYSIS
(All dollar figure are in Canadian dollars, unless otherwise stated)

DEVELOPMENT AND DRILLING COMPLETED AT THE ISLAND GOLD PROPERTY (in metres)
First quarter	2006	2005

Development in ore deposits	171	-
Development in tailings	44	-
Crosscuts, drifts and ventilation drifts	242	218
Ventilation raises	67	-
Ramp (vertical depth of 285 metres)	156	181
Exploration drilling - underground	5,180	-
Exploration drilling - surface	1,683	-

Operating results

Revenues

For the first quarter of 2006, revenues totalled $8,252,787, compared with $7,364,652 in 2005.

Precious metals - For the first quarter of 2006, 12,108 ounces of gold were sold at an average price of US$562 ($646) and yielded revenues of $7,823,186. These sales include 8,362 ounces from the Beaufor Mine and 3,746 ounces from the East Amphi Mine, which began commercial production on February 1st, 2006. During the first quarter of 2005, 12,440 ounces of gold were sold at an average price of US$434 ($526) and thus yielded revenues of $6,541,133.

Other revenues - For the first quarter of 2006, other revenues totalled $429,601, compared with $823,519 for the same period in 2005. For the first quarter of 2006, unlike the corresponding period in 2005, Richmont Mines performed no custom milling. Moreover, the decline in interest revenues can be explained by the decline in cash and cash equivalents, which totalled $11,677,351 as at March 31, 2006, whereas they were $19,312,286 as at March 31, 2005.

Expenses

Operations - Operating expenses were $7,992,238 in the first quarter of 2006, whereas they were $4,840,756 in the same period in the previous year. In all, 78,446 tonnes of ore for the Beaufor and East Amphi mines were processed during the first quarter of 2006, compared with 58,845 tonnes processed for the Beaufor Mine during the same period in 2005.

At the East Amphi Mine, operating expenses totalled $2,274,355, and operations led to gold sales of 3,746 ounces, whereas no operating expenses were incurred in 2005, since the project was in the advanced exploration phase.

At the Beaufor Mine, operating expenses totalled $5,717,883, compared with $4,835,223 for the same period in the previous year. The cost per tonne mined, which rose from $83 in the first quarter of 2005 to $127 for the same quarter in 2006, is due primarily to the decline in production resulting from the reduced availability of stopes at the Beaufor Mine.

Royalties - Royalties paid during the first quarter of 2006 were $52,263, compared with $75,830 in 2005. This discrepancy is attributable primarily to the decline in production at the Beaufor Mine, since Richmont Mines pays royalties only for its own share of the ounces of gold sold.

04
MAY 5, 2006	RICHMONT MINES INC.

Management's DISCUSSION AND ANALYSIS
(All dollar figure are in Canadian dollars, unless otherwise stated)

Custom milling - Richmont Mines performed no custom milling in the first quarter of 2006, whereas in 2005 performed custom milling on 18,480 tonnes.

Administration - Administrative expenses were $873,113 for the first quarter of 2006, compared with $695,310 for the same period in 2005. This increase is attributable primarily to the increase of $93,655 in the charge for stock-based compensation and to the general increase in administrative expenses compared with the equivalent period in 2005.

Exploration and projects evaluation - In the first quarter of 2006, Richmont Mines dedicated the amount of $455,531 to the exploration and evaluation of projects, compared with $554,011 for the same period in 2005. The difference can be explained in part by the lower investments in exploration at the other properties, which totalled $68,195 for the first quarter of 2006, whereas they had been $189,427 in 2005.

The charges incurred at the Beaufor Mine are among the highest. They totalled $174,981 and were used to perform exploration drilling during the first quarter of 2006, whereas Richmont Mines had allocated the amount of $200,692 for the completion of similar work during the corresponding quarter in the previous year.

Accretion expense of asset retirement obligations - This charge was $50,790 in the first quarter of 2006, compared with $39,504 for the same quarter in 2005.

Depreciation and depletion - The amounts related to depreciation and depletion were $678,257 for the first quarter of 2006, compared with $462,086 for the same quarter in 2005. The difference is attributable to the increase in the average depreciation rate, which was $23 per ounce sold in the first quarter of 2005 and is now $48 per ounce sold, primarily because of the addition of the depreciation rate for the East Amphi Mine, which is $63 per ounce sold.

Mining and income taxes - For the three-month period ended March 31, 2006, a credit of $222,451 against mining and income taxes was recorded, compared with a charge of $126,034 for the same period in 2005. The difference is attributable primarily to the loss realized in the first quarter of 2006, compared with the profit that the Company posted in the first quarter of last year.

Minority interest - In the consolidated results, the minority interest represents revenue of $161,869 for the first quarter of 2006, compared with a charge of $65,759 for the first quarter of 2005. In 2006, these amounts reflect primarily a reduction in the share of the cumulative results that belongs to the minority shareholders of Louvem Mines Inc., 70% of which is owned by Richmont Mines.

Net earnings (loss)

Due to the increase in production costs at the Beaufor Mine which is attributable to the decline in production during the first quarter 2006, which totalled 8,362 compared with 12,133 for the same period in 2005, the net loss was $1,465,085, or $0.07 per share, compared with a net earning of $100,547, or $0.01 per share, in 2005.

04
MAY 5, 2006	RICHMONT MINES INC.

Management's DISCUSSION AND ANALYSIS
(All dollar figure are in Canadian dollars, unless otherwise stated)

Assets

Short-term assets fell from $27,084,475 as at December 31, 2005, to $23,748,895 as at March 31, 2006, primarily because of the decline in cash and cash equivalents, which totalled $14,678,478 as at December 31, 2005, and $11,677,351 as at March 31, 2006. This change resulted in an increase in property, plant and equipment, which rose from $25,851,117 as at December 31, 2005, to $29,925,988 as at March 31, 2006. In particular, investments of $4,313,296 were made in the Island Gold property, which is undergoing development, and those at the Beaufor Mine totalled $404,723.

The total assets of Richmont Mines rose from $54,226,497 as at December 31, 2005, to $55,968,566 as at March 31, 2006.

Liabilities

The amount recorded under liabilities was $19,044,041 as at March 31, 2006, compared with $13,762,995 as at December 31, 2005, and is made up primarily of short-term obligations, asset retirement obligations, the minority interest and future mining and income taxes. Richmont Mines has no long-term debt.

The increase in the minority interest, which rose to $4,735,657 from $3,195,602 (as at December 31, 2005) can be explained by the 100% consolidation of the operations in progress at the Island Gold project, in conformance with Accounting Guideline 15, effective since January 2005, which is entitled "Consolidation of Variable Interest Entities." The change in the minority interest in the Island Gold property is $1,691,280 relative to December 31, 2005.

Future mining and income taxes

Future tax liabilities rose from $1,571,257 as at December 31, 2005, to $4,700,660 as at March 31, 2006. The difference of $3,129,403 is attributable primarily to a $3,300,000 increase in liabilities that is connected to an issue of flow-through shares for the amount of $7,500,000 in December 2005, for which the Company declined, in February 2006, to take fiscal deductions (for the sake of the shareholders), and to the $170,597 reduction in liabilities that is explained by a reduction of the difference between fiscal balances and accounting balances since December 31, 2005.

Shareholders' equity

Shareholders' equity totalled $35,924,525 as at March 31, 2006, compared with $40,463,502 as at December 31, 2005. The decrease is largely due to the reporting of $3,300,000 in underwriting expenses related to the decline of the fiscal deductions on the financing of flow-through shares in December 2005 and to the loss recorded in the first quarter of 2006.

As at March 31, 2006, Richmont Mines had only 20,994,553 shares outstanding and had granted 2,198,000 options, including 2,108,000 options under its stock option purchase plan.

Cash flow (used in) from operations

Cash flow (used in) from operations before net change in non-cash working capital and payment of asset retirement obligations required the use of $841,523 in funds for the first quarter of 2006, whereas receipts of $1,073,056 in funds were recorded in 2005. This difference is mainly due to the decrease in operation costs at the Beaufor Mine for the first quarter of 2006.

06
MAY 5, 2006	RICHMONT MINES INC.

Management's DISCUSSION AND ANALYSIS
(All dollar figure are in Canadian dollars, unless otherwise stated)

Cash flow used in investments

Cash flow used in investment activities was $4,600,613 for the first quarter of 2006, whereas it was $5,822,147 in 2005. The largest investments made in 2006 were those for the advanced exploration program in progress at the Island Gold project and those made at the Beaufor Mine, whereas in 2005 the investment at the East Amphi property, which totalled $3,281,061, was the largest.

During the first quarter of 2006, Richmont Mines invested $4,313,296 in development and exploration at the Island Gold project, whereas $1,794,945 was invested during the same period in 2005. Details of the work completed in 2006 are given in the section "Summary of operating results for the three-month period ended March 31, 2006" under the heading "Island Gold."

An amount of $404,723 was invested in fixed assets at the Beaufor Mine in the first quarter of 2006, whereas $563,807 was invested in 2005. Details of the work completed in 2006 are given in the section "Summary of operating results for the three-month period ended March 31, 2006" under the heading "Beaufor Mine."

Cash flow from (used in) financing activities

During the first quarter of 2006, Louvem Mines Inc., a subsidiary of Richmont Mines, bought back 35,000 common shares under its share buyback program for the amount of $12,600, whereas it had bought back 26,500 common shares for the amount of $14,280 during the same period in the previous year.

In addition, a contribution of $1,710,000 from Patricia Mining Corp., a minority partner in the Island Gold project, was recorded. This investment represents that company's 45% share in the Island Gold project, in conformance with the agreement signed for the joint venture.

Cash and cash equivalents

Cash and cash equivalents were $11,677,351 as at March 31, 2006, compared with $14,678,478 as at December 31, 2005. Most of the funds used went to the funding of investment activities, which totalled $4,600,613 in the first quarter of 2006, compared with $5,822,147 in the same quarter in 2005.

Commitments and contingency

The Company is subject to royalty payments on the output of the Beaufor Mine and of certain other properties, if they should be put into commercial operation.

Since the conclusion of an agreement with the Quebec Ministry of Natural Resources in July 2001, the amounts of government assistance recorded as revenues and as a reduction of property, plant and equipment totalled $2,125,756 and $574,244, respectively. According to the agreement, an amount of $900,000 must be repaid on July 31, 2007, if the Beaufor Mine is in production during the twelve months preceding the date of repayment and if the average daily price of an ounce of gold on the "AM FIX" of the London exchange is greater than or equal to US$325. Currently it is impossible to predict the amount that could become repayable; consequently, no provision for this purpose has been recorded in the financial statements.

07
MAY 5, 2006	RICHMONT MINES INC.

Management's DISCUSSION AND ANALYSIS
(All dollar figure are in Canadian dollars, unless otherwise stated)

Risks and uncertainties

In the normal course of operations, the mining industry involves exposure to numerous risks that can affect the performance of companies such as Richmont Mines. Some of the critical factors that must be taken into account when evaluating a mining company are as follows: the company must assume responsibility for replacing its gold reserves, maintaining satisfactory grades, dealing with a certain amount of uncertainty associated with exploration, respecting the environment at all times by preparing site restoration plans, providing for the well-being of its workers so as to avoid labour disputes and ensuring their safety by preventing mining accidents. The profitability of a gold producer is also linked to factors beyond its control, such as gold prices, exchange rates, inflation, interest rates and changes to effective regulations. Richmont Mines has consistently met these challenges, while paving the way for a promising and profitable future.

Disclosure regarding forward-looking statements

This Management's Discussion And Analysis contains forward-looking statements that include risks and uncertainties. When used in this Report, the words "estimate," "project," "anticipate," "expect," "intend," "believe," "hope," "may" and similar expressions, as well as "will," "shall" and other indications of future tense, are intended to identify forward-looking statements. The forward-looking statements are based on our current expectations and speak only as of the date made. These forward-looking statements involve risks, uncertainties and other factors that in some cases have affected our historical results and could cause actual results in the future to differ significantly from the results anticipated in forward-looking statements made in this Report. Important factors that could cause such a difference are discussed in this Report, particularly in the sections entitled "Risks and uncertainties" and this "Management's Discussion and Analysis". You are cautioned not to place undue reliance on the forward-looking statements.

The factors that could cause actual results to differ materially from those indicated in such forward-looking statements include changes in the prevailing price of gold, the Canadian-United States exchange rate, grade of ore mined and unforeseen difficulties in mining operations that could affect revenues and production costs. Other factors such as uncertainties regarding government regulations could also affect the results. Other risks may be detailed in Richmont Mines' Annual Information Form, Annual Report and periodic reports. We undertake no obligation to update or revise our forward-looking statements, whether as a result of new information, future events or otherwise.

Auditors

The external auditors have not examined management's discussion and analysis or the financial statements for the three-month period ended March 31, 2006.

Outlook 2006

In 2006, Richmont Mines plans to increase its gold production to approximately 77,000 ounces and to surpass 100,000 ounces in 2007, compared with 37,000 ounces in 2005. The Beaufor and East Amphi mines are already in operation. The Island Gold advanced exploration project, for which the average grade of the resources is 11,64 g/t, should enter into production in the second half of the year.

When the planning and the work done at the Beaufor Mine over the past six months are taken into account, the direct costs per ounce of gold should decline substantially during the second half of the year.

08
MAY 5, 2006	RICHMONT MINES INC.

Management's DISCUSSION AND ANALYSIS
(All dollar figure are in Canadian dollars, unless otherwise stated)

Following the recent rise in the price of gold beyond the US$600 level, a team of geologists is actively working to develop a major exploration program targeting certain of Richmont Mines' properties whose potential for discoveries is high, particularly the Francoeur, Wasamac and Fourax properties. The team is also working to continue analysing the results of the exploration program completed at the Valentine Lake property in 2005.

With its dynamic and experienced team, working capital of $18.0 million as at March 31, 2006, cash flow from operations during the course of the year, and the favourable conditions of the gold market, the Company is well positioned to benefit from the context and bring its projects to successful completion.

Martin Rivard
President and Chief Executive Officer

09
MAY 5, 2006	RICHMONT MINES INC.

Financial data
	Three-month period
	ended March 31
	2006	2005

Results ($)
Revenues	8,252,787	7,364,652
Net earnings (loss)	(1,465,085)	100,547
Cash flow (used in) from operations before net change in non-cash working capital	(841,523)	1,073,056

Results per share ($)
Net earnings (loss)
Basic and diluted	(0.07)	0.01

Weighted average number of common shares outstanding	20,994,553	16,165,226

Average selling price of gold per ounce	US$562	US$434

	March 31, 2006	December 31, 2005

Financial position ($)
Total assets	54,968,566	54,226,497
Working capital	17,980,873	21,877,251
Long-term debt	-	-

Production and sales data
	Three-month period ended March 31
		Ounces of gold		Cash cost
	Year	Production	Sales	(per ounce sold)
East Amphi Mine	2006	3,510	3,746	US$528
	2005	-	-	-
Beaufor Mine	2006	8,319	8,362	US$600
	2005	13,589	12,133	US$334
Hammerdown Mine	2006	-	-	-
	2005	-	307	US$15
Total	2006	11,829	12,108	US$577
	2005	13,589	12,440	US$326
Average exchange rate used for the first quarter of 2005: US$1 = CAN$1.21
2006 estimated exchange rate: US$1 = CAN$1.15

10
MAY 5, 2006	RICHMONT MINES INC.

CONSOLIDATED FINANCIAL STATEMENTS For The Three-Month Period Ended March 31, 2006

Consolidated statements of earnings
	(in Canadian dollars)
(Unaudited)	Three months ended
	March 31,	March 31,
	2006	2005
	$	$

REVENUES
Precious metals	7,823,186	6,541,133
Other revenues	429,601	823,519

	8,252,787	7,364,652

EXPENSES
Operating costs	7,992,238	4,840,756
Royalties	52,263	75,830
Custom milling	-	404,815
Administration (note 3)	873,113	695,310
Exploration and projects evaluation (note 4)	455,531	554,011
Accretion expense of asset retirement obligations	50,790	39,504
Depreciation and depletion	678,257	462,086

	10,102,192	7,072,312

EARNINGS (LOSS) BEFORE OTHER ITEMS	(1,849,405)	292,340

MINING AND INCOME TAXES	(222,451)	126,034

	(1,626,954)	166,306

MINORITY INTEREST	(161,869)	65,759

NET EARNINGS (LOSS)	(1,465,085)	100,547

NET EARNINGS (LOSS) PER SHARE
Basic and diluted	(0.07)	0.01

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING	20,994,553	16,165,226

CONSOLIDATED STATEMENTS OF RETAINED EARNINGS (DEFICIT)
	(In Canadian dollars)
(Unaudited)	Three months ended
	March 31,	March 31,
	2006	2005
	$	$

BALANCE, BEGINNING OF PERIOD	(14,409,767)	13,280,549

Net earnings (loss)	(1,465,085)	100,547

Redemption of shares	-	(201,163)

BALANCE, END OF PERIOD	(15,874,852)	13,179,933

See accompanying notes to consolidated financial statements.

12
MAY 5, 2006	RICHMONT MINES INC.

Consolidated balance sheets
	(In Canadian dollars)
	March 31,	December 31,
	2006	2005
	$	$
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash and cash equivalents	11,677,351	14,678,478
Short-term investments (note 5)	660,163	812,678
Accounts receivable	3,176,462	2,783,351
Mining and income taxes receivable	5,503,198	5,441,853
Inventories (note 6)	2,731,721	3,368,115

	23,748,895	27,084,475

PROPERTY, PLANT AND EQUIPMENT (note 7)	29,925,988	25,851,117

FUTURE MINING AND INCOME TAXES	1,293,683	1,290,905

	54,968,566	54,226,497

LIABILITIES

CURRENT LIABILITIES
Accounts payable and accrued charges	5,748,022	5,187,224
Mining and income taxes payable	20,000	20,000

	5,768,022	5,207,224

ASSET RETIREMENT OBLIGATIONS	3,839,702	3,788,912

MINORITY INTEREST	4,735,657	3,195,602

FUTURE MINING AND INCOME TAXES	4,700,660	1,571,257

	19,044,041	13,762,995

SHAREHOLDERS' EQUITY

Capital stock (note 8)	47,296,720	50,600,371
Contributed surplus	4,502,657	4,272,898
Deficit	(15,874,852)	(14,409,767)

	35,924,525	40,463,502
Commitments (note 9)
Contingency (note 10)
	54,968,566	54,226,497

See accompanying notes to consolidated financial statements.
13
MAY 5, 2006	RICHMONT MINES INC.

Consolidated statements of cash flow
	(In Canadian dollars)
(Unaudited)	Three months ended
	March 31,	March 31,
	2006	2005
	$	$

CASH FLOW (USED IN) FROM OPERATIONS
Net earnings (loss)	(1,465,085)	100,547
Adjustments for:
Depreciation and depletion	678,257	462,086
Stock-based compensation	229,759	136,104
Accretion expense of asset retirement obligations	50,790	39,504
Minority interest	(161,869)	65,759
Future mining and income taxes	(173,375)	269,056

	(841,523)	1,073,056
Net change in non-cash working capital items
and payment of asset retirement obligations	747,260	(880,861)

	(94,263)	192,195

CASH FLOW USED IN INVESTMENTS
Short-term investments	152,515	(92,800)
Property, plant and equipment - Beaufor Mine	(404,723)	(563,807)
Property, plant and equipment - East Amphi Mine	(13,475)	(3,281,061)
Development project - Island Gold	(4,313,296)	(1,794,945)
Other property, plant and equipment	(21,634)	(89,534)

	(4,600,613)	(5,822,147)

CASH FLOW FROM (USED IN) FINANCING ACTIVITIES
Issue of common shares	-	15,765
Redemption of common shares	-	(329,148)
Redemption of shares by a subsidiary	(12,600)	(14,280)
Common share issue costs	(3,651)	-
Contribution from a minority partner	1,710,000	-

	1,693,749	(327,663)

Decrease in cash and cash equivalents	(3,001,127)	(5,957,615)

Cash and cash equivalents, beginning of period	14,678,478	25,269,901

Cash and cash equivalents, end of period	11,677,351	19,312,286

See accompanying notes to consolidated financial statements.
14
MAY 5, 2006	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2006 and 2005 (in Canadian dollars)
(Unaudited)

Richmont Mines Inc. (the « Company »), incorporated under Part 1A of the Quebec Companies Act, is engaged in mining, exploration and development of mining properties, principally gold.

These unaudited consolidated financial statements have been prepared by management who take responsibility for them.

1.     Significant accounting policies

The accounting policies used and the application method of these policies for the preparation of these unaudited interim consolidated financial statements are identical to those used in the frame of the presentation of the last annual financial statements. Accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the most recent audited annual consolidated financial statements and the accompanying notes.

These consolidated financial statements reflect the accounts of the Company and those of other entities in which the Company has a controlling financial interest. The usual condition for a controlling financial interest is ownership of a majority of the voting interests of an entity. However, a controlling financial interest may also exist in entities through arrangements that do not involve voting interests, such as variable interest entities (« VIE's ») under the principles outlined in the AcG-15.

The Company's 55% interest in the Island Gold development project is held through an unincorporated joint venture. The Company has entered into an agreement to finance the other joint venture partner's share of mine construction costs, which caused the Company to reconsider whether this joint venture is a VIE. The Company concluded that the joint venture is in fact a VIE and that it is the primary beneficiary. The Company has therefore consolidated the project Island Gold using the principles of AcG-15.

2.     Commercial production at the East Amphi Mine

On February 1st, 2006 the East Amphi property attained commercial production. At this date, the accumulated costs of $5,123,606 net of a devaluation of $26,040,953 registered during the 4th quarter of 2005, were transferred to the property, plant and equipment's different categories and will be depreciated based on the units of production method.

3.     Administration

	Three months ended
	March 31,	March 31,
	2006	2005
	$	$

General costs	643,354	559,206
Stock-based compensation (see Black & Scholes evaluation model note 8 c)	229,759	136,104

	873,113	695,310

15
MAY 5, 2006	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2006 and 2005 (in Canadian dollars)
(Unaudited)

4.     Exploration and project evaluation

	Three months ended
	March 31,	March 31,
	2006	2005
	$	$

Beaufor Mine	174,981	200,692
Francoeur Mine	21,001	10,641
Valentine Lake property	22,672	37,794
Wasamac property	35,514	1,276
Other properties	68,195	189,427
Project evaluation	145,437	135,305

	467,800	575,135

Exploration tax credits	12,269	21,124

	455,531	554,011

5.     Short-term investments

Short-term investments include investments in shares of publicly-traded companies and short-term investments with an original term of more than 90 days, but not exceeding one year. The fair market value is $1,242,700 as at March 31, 2006 ($1,530,000 as at December 31, 2005).

6.     Inventories

	March 31,	December 31,
	2006	2005
	$	$
		(Audited)

Precious metals	637,695	609,033
Ore	853,302	1,504,499
Supplies	1,240,724	1,254,583

	2,731,721	3,368,115

16
MAY 5, 2006	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2006 and 2005 (in Canadian dollars)
(Unaudited)

7.     Property, plant and equipment

		March 31, 2006			December 31, 2005
		Accumulated			Accumulated
		depreciation	Net book		depreciation	Net book
	Cost	and depletion	value	Cost	and depletion	value
	$	$	$	$	$	$
					(Audited)

Mining properties	6,706,573	6,000,920	705,653	13,802,843	13,109,359	693,484
Development costs	10,543,249	6,115,147	4,428,102	9,814,060	5,856,973	3,957,087
Buildings	8,162,995	6,381,481	1,781,514	7,200,464	6,272,144	928,320
Equipment	17,476,875	12,400,310	5,076,565	13,762,718	12,183,176	1,579,542
Asset retirement	2,615,155	1,629,779	985,376	2,313,482	1,608,826	704,656

	45,504,847	32,527,637	12,977,210	46,893,567	39,030,478	7,863,089

Project under development a)	16,948,778	-	16,948,778	36,904,707	18,916,679	17,988,028

Total	62,453,625	32,527,637	29,925,988	83,798,274	57,947,157	25,851,117

a) The write-down of mining assets of $26,040,953 is included in accumulated depreciation and depletion as at December 31, 2005.

8. Capital stock

Authorized: Unlimited number of common shares with no par value

	March 31, 2006		December 31, 2005
	Number	Amount	Number	Amount
	of shares	$	of shares	$
			(Audited)

Issued and paid: Common shares

Beginning balance	20,994,553	50,600,371	16,169,653	29,236,630
Issue of shares for cash a)
Common	-	-	3,400,500	16,211,684
Flow-through	-	-	1,500,000	7,500,000
Share issue costs	-	(3,303,651)	-	(2,212,619)
Redemption of shares b)	-	-	(75,600)	(135,324)

Ending balance	20,994,553	47,296,720	20,994,553	50,600,371

a) Issue of shares

In 2005, the Company issued, through a private placement, 3,246,000 common shares and 1,500,000 flow-through shares. The Company received cash proceeds of $15,905,400 and $7,500,000, respectively. Furthermore, share capital has been reduced by the future income tax expense of $308,000 related to the flow-through shares at the time the tax deductions were renounced. The Company also issued, through the exercise of stock options, 154,500 common shares for a cash consideration of $289,845 and has decreased the contributed surplus in an amount of $16,439, representing the fair value of the stock options that were exercised.

17
MAY 5, 2006	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2006 and 2005 (in Canadian dollars)
(Unaudited)

8. Capital stock (continued)

a) Issue of shares (continued)

The Company is committed, in accordance with the flow-through share agreements, to incur exploration expenses in Canada of $7,500,000 prior to December 31, 2006. Furthermore, share capital has been reduced by the future income tax expense of $3,300,000 related to the flow-through shares at the time the tax deductions renounced in February 2006. As of March 31, 2006, an amount of $2,802,553 has been engaged concerning this flow-through financing on work done on the Island Gold property.

b) Redemption of shares

In 2005, the Company redeemed 75,600 common shares for $345,630 in cash. This transaction reduced retained earnings by $210,306.

c) Stock Option Purchase Plan

The Company offers a Stock Option Purchase Plan under which options to acquire common shares may be granted to its directors, officers, employees and non-employees. According to this plan, established in 1995 and amended in 1997, 2002 and 2003, the Company may grant options for up to 4,444,400 common shares. The exercise price of each option is the market price of the Company's stock on the date of grant and the maximum term of the options granted is 10 years.

A summary of the status, as at March 31, 2006 and as at December 31, 2005, of the Company's Stock Option Purchase Plan, and changes during the period and the year then ended, is presented below:

	March 31, 2006		December 31, 2005
		Weighted		Weighted
	Number	average	Number	average
	of options	exercise price	of options	exercise price
		$		$
			(Audited)

Options outstanding, beginning balance	1,948,000	4.73	1,842,500	4.29
Granted	160,000	4.36	825,000	5.24
Exercised	-	-	(154,500)	1.88
Cancelled or expired	-	-	(565,000)	4.80

Options outstanding, ending balance	2,108,000	4.70	1,948,000	4.73

Exercisable options, ending balance	1,439,000	4.56	1,367,000	4.54

The following table summarizes information about the Stock Option Purchase Plan at March 31, 2006:

	Options outstanding at			Exercisable options at
	March 31, 2006			March 31, 2006
	Number	Weighted average	Weighted average	Number	Weighted average
	of options	remaining contractual	exercise price	of options	exercise price
Exercise price		life (years)	$		$

$1.65 to $2.28	213,500	0.5	1.74	213,500	1.74
$3.10 to $4.42	449,500	2.7	4.02	252,500	3.78
$4.60 to $6.60	1,445,000	3.3	5.36	973,000	5.38

	2,108,000	2.9	4.70	1,439,000	4.56

18
MAY 5, 2006	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2006 and 2005 (in Canadian dollars)
(Unaudited)

8. Capital stock (continued)

c) Stock Option Purchase Plan (continued)

During the three-month period ended March 31, 2006, the Company granted 160,000 stock options (120,000 in 2005) to senior executives and management. The weighted average fair value of these stock options at the grant date, calculated using the Black & Scholes option pricing model, is $1.87 ($2.26 in 2005). The compensation costs were calculated using the Black & Scholes option pricing model with the following assumptions:

	March 31,	March 31,
	2006	2005

Risk-free interest rate	3.8%	3.0%
Expected life	4 years	4 years
Expected volatility	50%	55%
Expected dividend yield	0.0%	0.0%

For the period ended March 31, 2006, the stock-based compensation costs charged to earnings amount to $229,759 ($136,104 in 2005). The consideration of these costs has been credited to the contributed surplus.

d) Other stock options

	March 31, 2006		December 31, 2005
	Number	Weighted average	Number	Weighted average
	of options	exercice price	of options	exercice price
		$		$
			(Audited)

Options outstanding, beginning balance	90,000	5.00	100,000	2.00
Granted	-	-	90,000	5.00
Expired	-	-	(100,000)	2.00

Options outstanding and exercisable, ending balance	90,000	5.00	90,000	5.00

As at March 31, 2006, the other 90,000 stock options have an exercise price of $5.00 and a weighted average remaining life of 0.7 year. In 2005, the cost, considered as issue cost and presented against capital stock amounts to $45,270. The contributed surplus was increased by the same amount. These amounts were calculated based on the Black & Scholes pricing model using the following assumptions:

Risk-free interest rate	2.5%
Expected life	1 year
Expected volatility	43%
Expected dividend yield	0.0%

9. Commitments

The Company is subject to pay royalties on the production of the Beaufor Mine and on that of other properties if they are brought into commercial production.

10. Contingency

Since the signing of an agreement in July 2001 with the Quebec Ministry of Natural Resources, the amounts of government assistance recorded in revenues and as a reduction of the cost of property, plant and equipment are $2,125,756 and $574,244, respectively. According to this agreement, an amount of $900,000 is reimbursable on July 31, 2007, if the Beaufor mine is in operation during the twelve-month period preceeding the date of the repayment and if the annual average daily price per ounce of gold on "AMFIX" at the London exchange is equal to or greater than US$325. It is currently not possible to determine the amount that may become payable and, accordingly, no amount has been recorded in these financial statements.

19
MAY 5, 2006	RICHMONT MINES INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Three months ended March 31, 2006 and 2005 (in Canadian dollars)
(Unaudited)

11. Comparative figures

Certain comparative figures provided for the period ended March 31, 2005 have been reclassified to conform with the presentation adopted for the period ended March 31, 2006.

12. Segmented information

The Company operates gold mines at different sites in Quebec and Ontario. The exploration, corporate and others segment includes mining projects under development. These sites are managed separately given their different locations. The Company assesses the performance of each segment based on earnings (loss) before other items. Accounting policies for each segment are the same as those used for the preparation of the consolidated financial statements:

	Three months ended March 31, 2006
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenues	8,006,208	11,370	235,209	8,252,787

Mining operation and others	8,138,069	9,115	821,220	8,968,404
Exploration and project evaluation	188,746	44,051	222,734	455,531
Depreciation and depletion	655,335	-	22,922	678,257

Loss before other items	(975,942)	(41,796)	(831,667)	(1,849,405)

Acquisition (sale) of property, plant and equipment	454,013	4,313,296	(14,181)	4,753,128

Current assets	6,496,146	475,670	16,777,079	23,748,895
Property, plant and equipment	11,724,442	17,619,162	582,384	29,925,988
Future mining and income taxes	718,839	-	574,844	1,293,683

Total assets	18,939,427	18,094,832	17,934,307	54,968,566

	Three months ended March 31, 2005
			Exploration,
			corporate
	Quebec	Ontario	and others	Total
	$	$	$	$

Revenues	7,072,514	-	292,138	7,364,652

Mining operation and others	5,358,857	-	697,358	6,056,215
Exploration and project evaluation	215,484	-	338,527	554,011
Depreciation and depletion	440,636	-	21,450	462,086

Earnings (loss) before other items	1,057,537	-	(765,197)	292,340

Acquisition of property, plant and equipment	653,341	1,794,945	3,281,061	5,729,347

December 31, 2005 (audited)
Current assets	5,309,642	612,191	21,162,642	27,084,475
Property, plant and equipment	6,874,900	13,305,867	5,670,350	25,851,117
Future mining and income taxes	662,328	-	628,577	1,290,905

Total assets	12,846,870	13,918,058	27,461,569	54,226,497

20
MAY 5, 2006	RICHMONT MINES INC.